Exhibit 99.1

Qudian Inc. Reports Fourth Quarter and Full Year 2018 Unaudited Financial Results

XIAMEN, China, March 18, 2019 /PRNewswire/ -- Qudian Inc. ("Qudian" or the "Company") (NYSE: QD), a leading provider of online small consumer credit products in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter 2018 Operational Highlights:

•	Total outstanding loan balance[1] as of December 31, 2018 increased by 69.9% to RMB19.0 billion from December 31, 2017
•	Total number of registered users as of December 31, 2018 reached 71.8 million, representing an increase of 14.9% from December 31, 2017
•	Number of outstanding borrowers[2] as of December 31, 2018 increased by 7.0% to 5.3 million from 4.9 million as of September 30, 2018
•	Cumulative number of borrowers[3] as of December 31, 2018 increased by 15.1% to 16.7 million from December 31, 2017; New active borrowers[4] for this quarter was 449,480
•	M1+ delinquency rate by vintage[5] for loans generated since January 1, 2018 slightly increased to 2.5% through the end of 2018, as a result of longer loan tenure
[1]	Includes off + on balance sheet loans directly funded by our funding partners and doesn’t include auto loans from Dabai Auto business.
[2]	Outstanding borrowers are borrowers who have outstanding loans as of a particular date.
[3]	Cumulative number of borrowers are borrowers who have drawn down credit on or prior to a particular date, on a cumulative basis.
[4]	Active borrowers are borrowers who have drawn down credit in the specified period.
[5]

M1+ delinquency rate by vintage is defined as the total balance of outstanding principal of a vintage for which any installment payment is over 30 calendar days past due as of a particular date (adjusted to reflect total amount of recovered past due payments for principal and without taking into account charge-offs), divided by the total initial principal in such vintage.

Fourth Quarter 2018 Financial Highlights:

•	Total revenues increased by 20.9% year-on-year to RMB1,803.2 million (US$262.3 million)
•	Loan facilitation income and others substantially increased year-on-year to RMB579.1 million (US$84.2 million) from RMB149.5 million for the same period last year
•	Financing income decreased by 14.9% to RMB903.1 million (US$131.4 million) from the same period last year as a result of a decrease in average on-balance sheet loan balance
•	Net income increased by 42.1% year-on-year to RMB767.5 million (US$111.6 million), or RMB2.52 (US$0.37) per diluted ADS
•	Non-GAAP net income[6] increased by 39.2% year-on-year to RMB778.8 million (US$113.3 million), or RMB2.56 (US$0.37) per diluted ADS
•

Our underlying profit was RMB850.2 million (US$123.7 million), excluding a foreign exchange loss of RMB34.4 million (US$5.0 million) and a specific charge of RMB37.0 million (US$5.4 million) incurred by scaling down Dabai Auto business

Full year 2018 Financial Highlights:

•	Total revenues increased by 61.1% year-on-year to RMB 7,692.3 million (US$ 1,118.8 million)

•	Loan facilitation income and others substantially increased year-on-year to RMB1,646.8 million (US$239.5 million) from RMB302.0 million
•	Financing income was RMB3,535.3 million (US$514.2 million), flat from 2017
•	Net income increased by 15.1% year-on-year to RMB2,491.3 million (US$362.3 million), or RMB7.74 (US$1.13) per diluted ADS
•	Non-GAAP net income[6] increased by 14.4% year-on-year to RMB2,549.3 million (US$370.8 million), or RMB7.92 (US$1.15) per diluted ADS
•

Our underlying profit was RMB2,677.1 million (US$389.4 million), excluding a foreign exchange loss of RMB90.8 million US$13.2 million) and a specific charge of RMB37.0 million (US$5.4 million) incurred by scaling down Dabai Auto business

[6]	For more information on this Non-GAAP financial measure, please see the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

“We were pleased to complete 2018 with strong fourth quarter results as we delivered on our full-year earnings target established at the beginning of 2018,” said Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian. “This set of solid results from financials to key operating data demonstrates the massive size and quality of our massive user base and proves our ability to succeed by quickly navigating the various changes in the macro-environment, online-finance industry, regulatory environment and partnership landscape. The fourth quarter of 2018 was the first full quarter following the termination of user engagement through Alipay's dedicated channel for online third-party service providers. Despite the termination, our registered users continued to grow to 71.8 million and outstanding borrowers grew to 5.3 million in this quarter, demonstrating that an innately affordable and attractive service does not require costly marketing or special channels to successfully grow.”

“Throughout 2018, as a result of our commitment to delivering risk adjusted returns and an overall conservative risk management approach, our asset quality was maintained within our target levels. On regulatory risk, there were various new regulations and guidelines issued in 2018 for the sector. Yet, Qudian is a leader and pioneer to operate a purely institutional funding base of licensed lenders strictly under regulatory compliant annual interest rate and regulated lending activities happen between borrowers and institutions, meaning there are no material regulatory uncertainties for us. During the year, we successfully strengthened our cooperation with existing funding partners in terms of funding size and scope and secured 19 new funding sources compared with a year ago. Looking into 2019, we believe our earnings outlook is well supported by activations in our existing user base and available funding. Beyond income related to risk undertaking, we are excited by prospects that may remove our balance sheet as a growth constraint, such as our traffic referral channel which we launched in the third quarter of 2018. Upon launch of this new service, many internet finance companies immediately signed up and we saw meaningful revenue contribution in the fourth quarter of 2018 with little marginal cost while taking zero borrower credit risk. In addition to traffic referral, we also look forward to taking our open-platform further as we’ve recently begun referring loan transactions to our funding partners, which also we do not take borrower credit risk but earn a greater margin compared to just traffic referral.”

“2018 marked another milestone for us as we achieved our guidance while strictly operating under regulatory compliant annual interest rate. Excluding non-recurring costs and charges, we achieved a record annual underlying profit of RMB2.68 billion after investments in new opportunities and solid execution of the USD300 million repurchase program,” said Mr. Carl Yeung, Chief Financial Officer of Qudian. “Our solid results were attributable to a growing user base, low operating costs, regulatory compliant operating structure and solid asset quality. In 2018, our loan book saw growth of 69.9% year-on-year, which further demonstrated the strong demand from our users with reliable funding. In addition, our asset quality remained healthy throughout 2018, validating management’s decision to lower the risk exposure of our loan book in light of increased delinquencies and elevated credit risk in the industry in early 2018. 2018 saw a slight increase in vintage delinquency rate as loan tenure increased from 2.5 months in 2017 to 8.1 months in 2018 for high quality users.”

Mr. Yeung continued, “For the quarter, our outstanding borrower base reached 5.3 million following the termination of paid marketing on Alipay, which proved our capability in sustaining user growth without reliance on expensive marketing. The termination resulted in a 49.4% decrease in sales and marketing expenses for our core consumption finance businesses in 2018. Looking into 2019, the outstanding loan balance that we collaborate with financial institutions has grown to RMB22.0 billion by March 15, 2019. Therefore, we are reaffirming previously announced full year Non-GAAP net income guidance of RMB3.5 billion, excluding non-operating costs and charges.”

“Qudian is committed to delivering shareholder value. Therefore, the company will continue to undertake new challenges and investments where we believe further new growth areas may emerge in addition to helping to keep our talent base challenged, sharp and intellectually growing. We will do so responsibly with the priority that our core consumption finance operations will not be interrupted and targets will be delivered. One example is in 2018, with achieving earnings guidance as our top priority, we quickly scaled back our Dabai Auto business when macro auto sales were slowing in order to reduce overhead and avoid potential risk exposure in asset residuals. Another example is the successful launch of our open-platform initiative. During its inaugural operation in the fourth quarter of 2018, open-platform contributed approximately RMB30 million in revenues carrying no material cost of operations and risks by providing our dormant user base in need of financing more choices and options, thus we look to invest further in this direction by launching various services to activate or attract high quality potential borrowers for our partners. These initiatives demonstrate our company’s execution strength and focus on our results. Furthermore, any excess capital that cannot be deployed for value will be returned to shareholders via buy backs or other means that would enhance shareholder value.”

Fourth Quarter Financial Results

Total revenues were RMB1,803.2 million (US$262.3 million), an increase of 20.9% from RMB1,491.2 million for the fourth quarter of 2017, mainly driven by a substantial increase in loan facilitation income and others and an increase in sales income generated by Dabai Auto business, partially offset by a decrease in revenue from sales commission fee.

Financing income totaled RMB903.2 million (US$131.4 million), a decrease of 14.9% from RMB1,060.9 million for the fourth quarter of 2017, due to a decrease in average on-balance loan balance.

Loan facilitation income and others substantially increased to RMB579.1 million (US$84.2 million) from RMB149.5 million for the fourth quarter of 2017, as a result of a substantial increase in off-balance sheet transactions and the adoption of ASC 606, Revenue from contracts with customers, effective January 1, 2018. Prior to the adoption of ASC 606, loan facilitation service income was limited to the amount that is not contingent on the delivery of the undelivered post origination services. Upon adoption of ASC 606, the total consideration is allocated between the loan facilitation service and post origination services performance obligations. Loan facilitation service income is recognized when the service is rendered, i.e. successfully matching borrowers with institutional funding partners. The amount recognized is limited to the amount of variable consideration that is probable not to be reversed in future periods. Accordingly, the timing of revenue recognition for loan facilitation service income collected in periodical instalments will be recognized earlier under ASC 606. The adoption of ASC 606 resulted in an increase of RMB332.2 million (US$48.3 million) in loan facilitation income for the fourth quarter of 2018.

Sales income substantially increased to RMB257.9 million (US$37.5 million) from RMB26.1 million for the fourth quarter of 2017, due to timing of launch for Dabai Auto business late in the fourth quarter of 2017.

Sales commission fee decreased by 78.3% to RMB54.6 million (US$7.9 million) from RMB251.2 million for the fourth quarter of 2017, due to a decrease in the gross merchandise value relating to the merchandise credit business as a result of tighter credit controls in the fourth quarter of 2018.

Total operating costs and expenses decreased by 1.5% to RMB929.0 million (US$135.1 million) from RMB943.0 million for the fourth quarter of 2017.

Cost of revenues increased by 31.9% to RMB402.7 million (US$58.6 million) from RMB305.4 million for the fourth quarter of 2017, primarily due to costs incurred by the Dabai Auto business, partially offset by a decrease in funding costs associated with our core online consumer finance businesses.

Sales and marketing expenses increased by 45.0% to RMB136.9 million (US$19.9 million) from RMB94.4 million for the fourth quarter of 2017. The increase was primarily due to an increase in marketing expenses associated with the new Dabai Auto business.

General and administrative expenses increased by 28.3% to RMB82.5 million (US$12.0 million) from RMB64.3 million for the fourth quarter of 2017 as a result of an increase in staff salary and third party service fees, partially offset by a decrease in administrative fees payable to trust companies due to decreased use of trust funding in this quarter.

Research and development expenses increased by 110.0% to RMB77.9 million (US$11.3 million) from RMB37.1 million for the fourth quarter of 2017 as a result of an increase in staff salary.

Provision for receivables decreased by 34.6% to RMB220.8 million (US$32.1 million) from RMB337.8 million for the fourth quarter of 2017. The decrease was primarily due to a decrease in on-balance sheet transaction amount.

As of December 31, 2018, the total balance of outstanding principal and financing service fee receivables for on-balance sheet transactions for which any installment payment was more than 30 calendar days past due was RMB523.8 million (US$76.2 million), and the balance of allowance for principal and financing service fee receivables at the end of the period was RMB585.3 million (US$85.1 million), indicating M1+ Delinquency Coverage Ratio of 1.1x.

The following chart displays the historical lifetime cumulative M1+ Delinquency Rate by Vintage from the second month after credit drawdowns up to the twelfth month after such transactions for all transactions for each of the quarters in 2017 and 2018, before charge-offs:

Income from operations increased by 58.5% to RMB886.4 million (US$128.9 million) from the fourth quarter of 2017.

Net income attributable to Qudian’s shareholders increased by 42.1% to RMB767.5 million (US$111.6 million), or RMB2.52 (US$0.37) per diluted ADS.

Non-GAAP Net income attributable to Qudian shareholders increased by 39.2% to RMB778.8 million (US$113.3 million), or RMB2.56 (US$0.37) per diluted ADS.

Full Year 2018 Financial Results

Total revenues were RMB7,692.3 million (US$1,118.8 million), an increase of 61.1% from RMB4,775.4 million for 2017, mainly driven by a substantial increase in loan facilitation income and others and an increase in sales income generated by Dabai Auto business, partially offset by a decrease in revenue from sales commission fees.

Financing income totaled RMB3,535.3 million (US$514.2 million), flat from RMB3,642.2 million for 2017.

Loan facilitation income and others substantially increased to RMB1,646.8 million (US$239.5 million) from RMB302.0 million for 2017, as a result of a substantial increase in off-balance sheet transactions and the adoption of ASC 606, Revenue From Contracts With Customers, effective January 1, 2018. Prior to the adoption of ASC 606, loan facilitation service income was limited to the amount that is not contingent on the delivery of the undelivered post origination services. Upon adoption of ASC 606, the total consideration is allocated between the loan facilitation service and post origination services performance obligations. Loan facilitation service income is recognized when the service is rendered, i.e. successfully matching borrowers with institutional funding partners. The amount recognized is limited to the amount of variable consideration that is probable not to be reversed in future periods. Accordingly, the timing of revenue recognition for loan facilitation service income collected in periodical instalments will be recognized earlier under ASC 606. The adoption of ASC 606 resulted in an increase of RMB749.3 million (US$109.0 million) in loan facilitation income for 2018.

Sales income substantially increased to RMB2,174.8 million (US$316.3 million) from RMB26.1 million for 2017 as a result of ramp-up of the new Dabai Auto business.

Sales commission fee decreased by 61.4% to RMB307.5 million (US$44.7 million) from RMB797.2 million for 2017, as a result of a decrease in the gross merchandise value relating to the merchandise credit business as a result of tighter credit controls in 2018.

Total operating costs and expenses increased by 109.0% to RMB5,026.7 million (US$731.1 million) from RMB2,404.8 million for 2017.

Cost of revenues substantially increased to RMB2,735.4 million (US$397.9 million) from RMB880.8 million for 2017, primarily due to costs incurred by the Dabai Auto business, partially offset by a decrease in funding costs associated with our core online consumer finance businesses.

Sales and marketing expenses increased by 25.2% to RMB540.6 million (US$78.6 million) from RMB431.7 million for 2017. The increase was primarily due to an increase in expenses associated with the new Dabai Auto business. Excluding expenses associated with Dabai Auto, sales and marketing expenses decreased by 49.4% to RMB201.6 million (US$29.3 million) from 2017, mainly attributable to a decrease in sales and marketing expenses associated with our core online consumer finance businesses as a result of termination of paid marketing through Alipay's dedicated channel for online third-party service providers.

General and administrative expenses increased by 39.3% to RMB255.9 million (US$37.2 million) from RMB183.7 million for 2017 primarily as a result of an increase in staff salary and third-party service fees.

Research and development expenses increased by 30.2% to RMB199.6 million (US$29.0 million) from RMB153.3 million for 2017, primarily as a result of an increase in staff salary and third-party service fees.

Provision for receivables increased by 94.8% to RMB1,178.7 million (US$171.4 million) from RMB605.2 million for 2017. The increase was primarily due to an increase in weighted loan tenure from 2.5 months to 8.1 months during 2018.

Income from operations increased by 11.1% to RMB2,689.4 million (US$391.2 million) for 2018.

Net income attributable to Qudian’s shareholders increased by 15.1% to RMB2,491.3 million (US$362.3 million), or RMB7.74 (US$1.13) per diluted ADS.

Non-GAAP Net income attributable to Qudian shareholders increased by 14.4% to RMB2,549.3 million (US$370.8 million), or RMB7.92 (US$1.15) per diluted ADS.

Cash Flow

As of December 31, 2018, the Company had cash and cash equivalents of RMB2,501.2 million (US$363.8 million) and restricted cash of RMB339.8 million (US$49.4 million).

For the full year of 2018, net cash provided by operating activities was RMB3,332.3 million (US$484.7 million), mainly attributable to net income of RMB2,491.3 million (US$362.3 million) and allowance for loan principal, service fee receivables and other receivables of RMB1,178.7 million (US$171.4 million). Net cash used in investing activities was RMB2,790.7 million (US$405.9 million), mainly due to payments to originate loan principal of RMB37,036.4 million (US$5,386.7 million), purchases of current assets held for lease of RMB1,322.0 million (US$193.7 million) and purchase of short term investments of RMB1,352.6 million (US$196.7 million), partially offset by proceeds from collection of loan principal of RMB35,184.8 million (US$5,177.4 million) and proceeds from redemption of short-term investments of RMB1,652.6 million (US$240.4 million). Net cash used in financing activities was RMB6,727.8 million (US$978.5 million), mainly due to repayments of borrowings of RMB8,025.9 million (US$1,167.3 million), repurchase of ordinary shares of RMB1,410.2 million (US$205.1 million), partially offset by proceeds from borrowings of RMB2,644.7 million (US$384.6 million).

Update on Share Repurchase

Under the existing share repurchase program adopted in 2017 that authorized the Company to repurchase up to US$300 million worth of its ADSs (the “Existing Program”), the amount purchased was approximately US$272.8 million as of date of this release. In light of continued disconnection between strong fundamentals and low stock price, on December 13, 2018, the Company announced another share repurchase program to purchase up to US$300 million of the Company’s American Depositary Shares in open market transactions in addition to any further repurchases that may be made under the Existing Program. Looking into 2019, the Company will continue to evaluate the execution of the share repurchase program if there is excess capital besides meeting its annual guidance.

Outlook

The Company reaffirms its total Non-GAAP net income for the full year of 2019 will exceed RMB3.5 billion after excluding non-operating costs and charges, which would represent a 37.3% increase from RMB2,549.3 million for 2018.

The above outlook is based on current market conditions and reflects the Company's preliminary expectations as to market conditions, its regulatory and operating environment, as well as customer demand, all of which are subject to change.

Conference Call

The Company's management will host an earnings conference call on March 18, 2019 at 7:00 AM U.S. Eastern Time (7:00 PM Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

U.S.:	+1-866-519-4004 (toll-free) / +1-845-675-0437

International:	+65-6713-5090

Hong Kong:	800-906-601 (toll-free) / +852-3018-6771

Mainland China:	400-620-8038 / 800-819-0121

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is "Qudian Conference Call". Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.qudian.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until March 26, 2019, by dialing the following telephone numbers:

U.S.:	+1-855-452-5696 (toll-free) / +1-646-254-3697

International:	+61-28199-0299

Hong Kong:	800-963-117 (toll-free) / +852-3051-2780

Mainland China:	400-632-2162 (toll-free) / 800-870-0205 (toll-free)

Passcode:	8697306

About Qudian Inc.

Qudian Inc. ("Qudian") is a leading provider of online small consumer credit in China. The Company uses big data-enabled technologies, such as artificial intelligence and machine learning, to transform the consumer finance experience in China. With the mission to use technology to make personalized credit accessible, Qudian targets hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending or budget auto financing solutions but are underserved by traditional financial institutions due to lack of traditional credit data. Qudian's data technology capabilities combined with its operating efficiencies allow Qudian to understand prospective borrowers from different behavioral and transactional perspectives, assess their credit profiles with regard to both their willingness and ability to repay and offer them instantaneous and affordable credit products with customized terms, and distinguish Qudian's business and offerings.

For more information, please visit http://ir.qudian.com.

Use of Non-GAAP Financial Measures

We use adjusted net income, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net income helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges. We believe that adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss / income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the Non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this Non-GAAP financial measure, please see the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8755 to US$1.00, the noon buying rate in effect on December 31, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian's goal and strategies; Qudian's expansion plans; Qudian's future business development, financial condition and results of operations; Qudian's expectations regarding demand for, and market acceptance of, its credit products; Qudian's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qudian Inc.
Annie Huang
Tel: +86-592-591-1580
E-mail: ir@qudian.com

The Foote Group

Philip Lisio
Tel: +86-135-0116-6560
E-mail: qudian@thefootegroup.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended December 31,
	2017	2018
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per share data)	RMB	RMB	US$
Revenues:
Financing income	1,060,856	903,191	131,364
Sales commission fee	251,187	54,565	7,936
Sales income	26,083	257,945	37,517
Penalty fee	3,608	8,314	1,209
Loan facilitation income and others	149,490	579,143	84,233
Total revenues	1,491,224	1,803,158	262,258
Operating cost and expenses:
Cost of revenues	(305,360)	(402,688)	(58,569)
Sales and marketing	(94,382)	(136,949)	(19,918)
General and administrative	(64,275)	(82,535)	(12,004)
Research and development	(37,109)	(77,939)	(11,336)
Loss of guarantee liability	(104,099)	(8,080)	(1,175)
Provision for receivables	(337,780)	(220,807)	(32,115)
Total operating cost and expenses	(943,006)	(929,000)	(135,117)
Other operating income	10,913	12,202	1,775
Income from operations	559,131	886,360	128,916
Interest and investment (loss)/ income, net	5,537	(11,867)	(1,726)
Foreign exchange loss, net	(7,177)	(34,442)	(5,009)
Other income	1,712	4,286	623
Other expense	(359)	(297)	(43)
Net income before income taxes	558,845	844,042	122,762
Income tax expenses	(18,753)	(76,516)	(11,129)
Net income	540,092	767,526	111,633
Net income attributable to Qudian Inc.’s shareholders	540,092	767,526	111,633
Earnings per share for Class A and Class B ordinary shares:
Basic	1.94	2.54	0.37
Diluted	1.67	2.52	0.37
Earnings per ADS (1 Class A ordinary share equals 1 ADS):
Basic	1.94	2.54	0.37
Diluted	1.67	2.52	0.37
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	278,464,623	302,326,683	302,326,683
Diluted	323,461,840	304,640,119	304,640,119
Other comprehensive loss:
Foreign currency translation adjustment	(77,947)	1,811	263
Total comprehensive income	462,145	769,337	111,896
Total comprehensive income attributable to Qudian Inc.’s shareholders	462,145	769,337	111,896

	Year ended December 31,
	2017	2018
(In thousands except for number		(Unaudited)	(Unaudited)
of shares and per share data)	RMB	RMB	US$
Revenues:
Financing income	3,642,184	3,535,276	514,185
Sales commission fee	797,167	307,492	44,723
Sales income	26,083	2,174,789	316,310
Penalty fees	7,922	28,013	4,074
Loan facilitation income and others	302,009	1,646,773	239,513
Total revenues	4,775,365	7,692,343	1,118,805
Operating cost and expenses:
Cost of revenues	(880,846)	(2,735,428)	(397,852)
Sales and marketing	(431,750)	(540,550)	(78,620)
General and administrative	(183,674)	(255,867)	(37,214)
Research and development	(153,258)	(199,560)	(29,025)
Loss of guarantee liabilities	(150,152)	(116,593)	(16,958)
Provision for receivables	(605,164)	(1,178,723)	(171,438)
Total operating cost and expenses	(2,404,843)	(5,026,721)	(731,107)
Other operating income	50,703	23,748	3,454
Income from operations	2,421,224	2,689,370	391,152
Interest and investment income, net	4,211	35,740	5,198
Foreign exchange loss, net	(7,177)	(90,771)	(13,202)
Other income	2,108	15,231	2,215
Other expense	(363)	(522)	(76)
Net income before income taxes	2,420,003	2,649,048	385,287
Income tax expenses	(255,546)	(157,731)	(22,941)
Net income	2,164,457	2,491,317	362,346
Net income attributable to Qudian Inc.’s shareholders	2,164,457	2,491,317	362,346
Earnings per share for Class A and Class B ordinary shares:
Basic	17.13	7.82	1.14
Diluted	7.09	7.74	1.13
Earnings per ADS (1 Class A ordinary share equals 1 ADS):
Basic	17.13	7.82	1.14
Diluted	7.09	7.74	1.13
Weighted average number of Class A and Class B ordinary shares outstanding:

Basic	126,390,196	318,685,836	318,685,836
Diluted	305,221,444	321,955,142	321,955,142
Other comprehensive loss:
Foreign currency translation adjustment	(77,947)	33,089	4,813
Total comprehensive income	2,086,510	2,524,406	367,159
Total comprehensive income attributable to Qudian Inc.’s shareholders	2,086,510	2,524,406	367,159

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of	As of
	December 31,	December 31,
	2017	2018
(In thousands except for number		(Unaudited)	(Unaudited)
of shares and per share data)	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	6,832,306	2,501,188	363,783
Restricted cash	2,252,646	339,827	49,426
Short-term investments	300,000	—	—
Short-term loan principal and financing service fee receivables	8,758,545	8,417,821	1,224,321
Short-term finance lease receivables	8,508	508,647	73,980
Short-term amounts due from related parties	551,215	2	—
Contract assets	—	903,436	131,399
Other current assets	482,351	1,818,222	264,449
Total current assets	19,185,571	14,489,143	2,107,358
Non-current assets:
Long-term loan principal and financing service fee receivables	—	665,653	96,815
Long-term finance lease receivables	17,900	649,243	94,428
Investment in equity method investee	44,519	33,199	4,829
Property and equipment, net	4,613	26,224	3,814
Intangible assets	5,908	7,264	1,056
Land use right		106,545	15,496
Long-term contract asset		15,597	2,268
Deferred tax assets	115,461	243,413	35,403
Other non-current assets	6,444	17,093	2,486
Total non-current assets	194,845	1,764,231	256,597
TOTAL ASSETS	19,380,416	16,253,374	2,363,953

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of	As of
	December 31,	December 31,
	2017	2018
(In thousands except for number		(Unaudited)	(Unaudited)
of shares and per share data)	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and interest payables	7,979,415	3,860,441	561,478
Accrued expenses and other current liabilities	315,693	507,486	73,811
Short-term amounts due to related parties	719,563	—	—
Guarantee liabilities	46,981	302,605	44,012
Income tax payable	268,373	348,830	50,735
Total current liabilities	9,330,025	5,019,362	730,036
Non-current liabilities:
Long-term borrowings and interest payables	510,024	413,400	60,127
Total non-current liabilities	510,024	413,400	60,127
Total liabilities	9,840,049	5,432,762	790,163
Commitments and contingencies
Shareholders’ equity:
Class A Ordinary shares	177	161	24
Class B Ordinary shares	44	44	6
Treasury shares	(421,165)	(362,130)	(52,670)
Additional paid-in capital	7,571,703	6,160,446	896,000
Accumulated other comprehensive loss	(77,947)	(44,858)	(6,524)
Retained earnings	2,467,555	5,066,951	736,957
Total shareholders’ equity	9,540,367	10,820,614	1,573,793
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,380,416	16,253,376	2,363,956

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Three months ended December 31,
	2017	2018
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per share data)	RMB	RMB	US$
Total net income attributable to Qudian Inc.’s shareholders	540,092	767,525	111,632
Add: Share-based compensation expenses	19,294	11,249	1,636
Non-GAAP net income attributable to Qudian Inc.’s shareholders	559,386	778,774	113,268
Non-GAAP net income per share—basic	2.01	2.58	0.37
Non-GAAP net income per share—diluted	1.73	2.56	0.37
Weighted average shares outstanding—basic	278,464,623	302,326,683	302,326,683
Weighted average shares outstanding—diluted	323,461,840	304,640,119	304,640,119

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Year ended December 31,
	2017	2018
(In thousands except for number		(Unaudited)	(Unaudited)
of shares and per share data)	RMB	RMB	US$
Total net income attributable to Qudian Inc.’s shareholders	2,164,459	2,491,316	362,347
Add: Share-based compensation expenses	64,056	57,981	8,433
Non-GAAP net income attributable to Qudian Inc.’s shareholders	2,228,515	2,549,297	370,780
Non-GAAP net income per share—basic	17.63	8.00	1.16
Non-GAAP net income per share—diluted	7.30	7.92	1.15
Weighted average shares outstanding—basic	126,390,196	318,685,836	318,685,836
Weighted average shares outstanding—diluted	305,221,444	321,955,142	321,955,142